

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2019

Craig E. Fraser
President and Chief Executive Officer
Windtree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976-3622

   Re: Windtree Therapeutics, Inc.
     Preliminary Information Statement on Schedule 14C
     Filed June 24, 2019
     File No. 000-26422

Dear Mr. Fraser:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Brian Lee - Dentons US LLP